Exhibit 2.1
EXECUTION COPY
Loral Space & Communications Inc.
600 Third Avenue, 36th Floor
New York, New York 10016

Loral Skynet Corporation
c/o Loral Space & Communications Inc.
600 Third Avenue, 36th Floor
New York, New York 10016

December 14, 2006
Public Sector Pension Investment Board
440 Laurier Avenue West
Ottawa, Ontario, K1R 7XR
4363205 Canada Inc.
c/o McCarthy Tétrault LLP
Suite 4700, TD Bank Tower
Toronto Dominion Centre
Toronto, Ontario
M5K 1E6
4363213 Canada Inc.
c/o McCarthy Tétrault LLP
Suite 4700, TD Bank Tower
Toronto Dominion Centre
Toronto, Ontario
M5K 1E6
     Ladies and Gentlemen:
     This letter agreement (the “Restated Letter Agreement”), on the terms and subject to the conditions set forth herein, shall amend and restate in its entirety that certain letter agreement (the “Original Letter Agreement”), dated December 4, 2006, from Loral Skynet Corporation (“Skynet”) and Loral Space & Communications Inc. (“Loral”) to Public Sector Pension Investment Board (“PSP” and together with Loral, the “Investors”, and each an “Investor”), 4363213 Canada Inc. (the “Purchaser”) and 4363205 Canada Inc. (“Holdco”). The Restated Letter Agreement is being executed in connection with the proposal (the “Bid”) to acquire 100% of the issued and outstanding equity securities of Telesat Canada (the “Corporation”), and sets forth certain terms governing the actions of Loral, PSP, Holdco and the Purchaser with respect to the Bid, and, if that certain Share Purchase Agreement (the “Purchase Agreement”), by and among the Purchaser, BCE Inc. (the “Seller”) and the Corporation, is entered into, such Purchase Agreement and all the transactions contemplated thereby. Capitalized terms used and not defined herein have the meanings set forth in the Original Letter Agreement (including by reference to the Purchase Agreement) and the exhibits and schedules thereto.
     1. Effectiveness. This Restated Letter Agreement shall become effective on the date hereof and shall terminate (except with respect to this Section 1 and Sections 10, 11, 13, 15, 16, 17, 18, 19 and 20 (subject to the provisions of Section 20(b)) which Sections shall continue in full force and effect) upon the first to occur of (i) the rejection of the Bid by the Seller or the abandonment of the

Bid by Loral and PSP or (ii) in the event that the Purchase Agreement is executed by the parties thereto, the earlier of (A) the occurrence of the Closing and (B) the termination of the Purchase Agreement in accordance with its terms; provided that any liability for failure to comply with the terms of this Restated Letter Agreement shall survive the termination of this Restated Letter Agreement.
     2. Management of Holdco and the Purchaser. The Investors agree that from the date hereof until the termination of this Restated Letter Agreement in accordance with Section 1, (i) the board of directors of each of Holdco and the Purchaser shall have two directors, which initially shall be Richard Mastoloni and Derek Murphy, and (ii) the officers of each of Holdco and the Purchaser initially shall be Richard Mastoloni and Derek Murphy.
     3. Actions of Holdco and the Purchaser. Except as set forth in the term sheet regarding the Skynet Contribution, as such term is defined below, all actions and decisions of Holdco and the Purchaser, including all actions and decisions relating to the Bid, the Purchase Agreement, and the transactions contemplated thereby (including actions and decisions relating to (i) any negotiations relating to each of the Bid and the Purchase Agreement, (ii) any waiver of, or determination of the satisfaction or failure thereof of, any condition to closing specified in the Purchase Agreement, and (iii) any subsequent revision to the Bid or the amendment of the Purchase Agreement), shall require the approval of each of the Investors.
     4. Debt Financing. All actions and decisions of Holdco and the Purchaser with respect to debt financing (including with respect to existing debt commitments) in connection with the transactions contemplated by the Purchase Agreement shall require the approval of each of the Investors. The Investors jointly may cause Holdco and/or the Purchaser to negotiate, enter into and borrow under, definitive agreements relating to debt financing to be provided at the Closing. Each Investor acknowledges that it approves of the amended and restated debt commitment letter, dated December 14, 2006, regarding credit facilities in favor of Holdco and submitted in connection with the Bid.
     5. Equity Commitment Letters. Each Investor acknowledges that it approves of the form of, and has executed, as of December 14, 2006, an equity commitment letter in favor of Holdco (each, an “Equity Commitment Letter”), with respect to each such Investor’s commitment to provide equity financing in connection with the transactions contemplated by the Bid and Purchase Agreement. In addition, each Investor acknowledges that it approves of the form of, and has executed, as of December 14, 2006, the guaranty letter agreement in favor of the Seller (the “Guaranty”).
     6. Shareholders Agreement. Each Investor hereby agrees that the form of the shareholders agreement attached hereto as Schedule A (the “Shareholders Agreement”) reflects the agreement between the Investors with respect to the principal terms of such Shareholders Agreement, and each Investor further agrees to negotiate in good faith the final form thereof. In the event that there is a change of law that allows Loral to own additional shares of Holdco that can vote in the election of directors, each Investor agrees to negotiate in good faith changes to the provisions of the Shareholders Agreement regarding board composition and governance, in addition to other appropriate changes. In addition, each Investor approves the term sheet for the Fixed Rate Preferred Shares, attached hereto as Schedule B (the “Preferred Term Sheet”), and the capitalization of Holdco and the Corporation set forth under “Ownership” in the purchaser disclosure letter with exhibits included with the Bid. In the event that the Investors receive the advice of their tax advisors and agree that there would not be a material adverse tax consequence to Holdco upon a holder of the Fixed Rate Preferred Shares having a right to require redemption of such shares upon a change of control of Holdco (if such change of control occurs within five years of the closing date), the provisions under “Mandatory

Redemption upon a Change of Control” in the Preferred Term Sheet will be revised to reflect such agreement, such that the reference to “after the 5th anniversary of the closing date” will be changed or deleted, if and as applicable.
     7. Contribution Agreement. (a) Loral agrees to negotiate in good faith with PSP and enter into, and to cause Loral Skynet Corporation (“Skynet”) to enter into, as soon as reasonably practicable following the execution of the Purchase Agreement, a contribution agreement (the “Skynet Contribution Agreement”) with respect to certain assets of Skynet being contributed to Holdco (the “Skynet Contribution”), in form and substance reasonably satisfactory to the Investors, reflecting the terms contained in the term sheet attached as Schedule C (the “Contribution Term Sheet”), together with such changes or other terms as may be mutually agreed by the Investors. PSP shall have the right to take any action on behalf of Holdco and to exercise all remedies on behalf of Holdco, in connection with the performance of, and the exercise of any remedies under, the Skynet Contribution Agreement at the expense of Holdco, and Holdco agrees to indemnify and hold harmless PSP in connection therewith.
          (b) In the event that the Closing of the Skynet Contribution has not occurred by the first anniversary of the closing of the transactions contemplated by the Purchase Agreement, Loral shall, in consideration of Holdco issuing to Loral shares of Holdco common and non-voting participating preferred stock sufficient to bring Loral’s ownership to 33-1/3% of the vote and 64% of the participating equity value of Holdco, (i) contribute to Holdco the T11N Satellite (the “T11N Contribution”), (ii) pay to Holdco US$175 million (the “Financing Payment”), and (iii) pay to Holdco an additional amount in cash, if any, equal to the Loral Equity Contribution less the sum of the Initial Loral Equity Contribution, the T11N Contribution and the Financing Payment; provided, that, if the sum of the T11N Contribution, the Financing Payment and the Initial Loral Equity Contribution shall exceed the Loral Equity Contribution, Holdco shall pay Loral in cash an amount equal to such excess. The Investors agree to use commercially reasonable efforts to obtain any and all necessary consents and approvals, including, without limitation, regulatory approvals, as soon as reasonably practicable in connection with the T11N Contribution. The provisions of this Section 7 will terminate upon the execution of the Contribution Agreement. Capitalized terms used in this Section 7 and not defined herein shall have the meaning given to such terms in the Contribution Term Sheet.
     8. Consulting Agreement. In connection with the Closing of the transactions contemplated hereby, Loral and Purchaser will enter into a consulting agreement (“Consulting Agreement”) pursuant to which Loral will provide consulting services to Holdco and its Subsidiaries for an aggregate amount not to exceed $5 million per annum, which amount shall include any and all overhead costs that Loral may attribute to Holdco. The Consulting Agreement will terminate upon the first to occur of (i) a sale of Holdco or (ii) a sale by Loral of more than 50% of its participating equity interests in Holdco.
     9. Management Arrangements. Each of the Investors agrees that all actions and decisions regarding arrangements following the Closing with members of management of each of Holdco and the Purchaser shall require the approval of each Investor. The Investors acknowledge that they are contemplating putting into effect equity incentives for such management based on a 5% pool of available equity and on other terms to be agreed by each Investor.
     10. Expense Sharing Provisions. The Investors agree that Loral shall bear 64% and PSP shall bear 36% of all third-party fees and expenses, incurred by either of the Investors in connection with the preparation and submission of the Bid, the negotiation of the Purchase Agreement, and the taking of other actions contemplated hereunder (including the expenses and fees of legal counsel, accountants, financial advisors and other consultants and advisors and any financing or other fees or expenses incurred by either Holdco or Purchaser (including HSR Act and other regulatory filing fees)) (“Transaction Expenses”); provided, however, that the Transaction Expenses shall not exceed $15 million unless the Purchase Agreement is executed. The Parties will agree to a budget with respect to the Transaction Expenses in connection with the execution of the Purchase Agreement. Upon the occurrence of the Closing, the Parties shall cause Holdco or the Purchaser either to reimburse all Transaction Expenses to the Investors or to pay any Transaction Expenses that remain unpaid.
     11. Public Announcements; Confidentiality. Except as may be required by law or the rules of any stock exchange or regulatory authority, none of the parties to this Restated Letter Agreement may issue any press release or otherwise make any public announcement or comment on this Restated Letter Agreement and the matters covered herein (including the Bid, the Purchase Agreement, the term sheets attached to this Restated Letter Agreement, and the transactions contemplated thereby) without the prior consent of each of the Investors. Further, the parties to this Restated Letter Agreement agree that this Restated Letter Agreement and the schedules hereto, the Bid Letter and the Purchase Agreement (collectively, the “Confidential Information”) will remain strictly confidential and that none of the existence of the Confidential Information, its contents or the transactions contemplated therein will be, directly or indirectly, discussed with or disclosed to any third party (other than to the officers, directors, stockholders, advisors, attorneys, accountants or other representatives of a party to this Restated Letter Agreement for purposes of matters relating to the transactions contemplated therein and provided that such parties agree to comply with the provisions of this paragraph), except as may be required by applicable law, rule or regulation. To the extent a party to this Restated Letter Agreement may be required by law, rule or regulation to make any public announcement or other disclosure regarding the Confidential Information, its contents or the transactions contemplated therein, such party shall give the other parties to this Restated Letter Agreement prior written notice thereof and the opportunity to review and comment on such disclosure.
     12. Loral Non-Competition Covenant.
          (a) Loral agrees, for the benefit of Holdco, and its subsidiaries, including Corporation, and the other shareholders of Holdco that, in connection with the Skynet Contribution, Loral and Skynet will contribute to Holdco all of their assets used in connection with the Satellite Communications Businesses, as such term is defined in the Shareholders Agreement.
          (b) Notwithstanding the foregoing, those contributions set forth in Section 12(a) shall not include: (i) equity interests in Globalstar, Inc., Enlaces Integra, S.A. de C.V. and Xtar LLC; (ii) current equity interest in Satèlites Mexicanos, S.A. de C.V. and acquisition of any additional equity interest therein pursuant to the exercise of rights (including rights of first offer, rights of first refusal and pre-emptive rights) under existing documents (including charter, by-laws and other organizational documents) related thereto; (iii) engagement in, management of, consultation with or investment in Satellite Communications Businesses that utilize the X-band frequency or that provide service to the government of the United States to the extent the Holdco and its Subsidiaries are unable, whether by operation of law or otherwise, to provide such service; (iv) owning interests in Satellite Communications Businesses, or acquiring rights to satellite transponders, acquired by Space Systems/Loral, Inc. (“SS/L”) in connection with or related to awards of satellite construction contracts from its customers, provided, that, at Holdco’s option, Holdco may acquire such interests from SS/L at their fair market value; or (v) operating Skynet and its Subsidiaries.
     13. Exclusivity. The parties shall work exclusively together to accomplish the purposes contemplated by this Restated Letter Agreement and, until the parties have been notified in writing by the Seller that the Bid has not been accepted for further consideration, neither Investor shall participate in, or cause or allow any of its affiliates to participate in, the preparation or submission of any proposal competing with or inconsistent with the Bid. Without limiting the foregoing, this Restated Letter Agreement constitutes the agreement of Loral and Skynet to work exclusively with PSP and Holdco towards the Skynet Contribution. In consideration of the substantial expenditure of time, effort and expense to be undertaken by PSP in connection with completing due diligence and preparing and negotiating the definitive documentation in connection with the Skynet Contribution, Loral and Skynet agree as follows:
          (a) During the period commencing on the date hereof and terminating the earlier to occur of (i) the rejection of the Bid by the Seller or the abandonment of the Bid by Loral and PSP and (ii) the execution of definitive documentation for the Skynet Contribution (such period, the “Exclusivity Period”), neither Loral nor Skynet shall, and each of Loral and Skynet shall cause its affiliates, and its or their officers, directors, employees, investment bankers, advisors, counsel, representatives, trusts, and agents (collectively, “Covered Persons”) not to, directly or indirectly, (A)(1) solicit, initiate, participate in, encourage or support any inquiries, discussions, offers or proposals regarding, (2) continue, propose or enter into negotiations with respect to, or (3) enter into any contract, undertaking, commitment arrangement, plan or other legally binding agreement or understanding, written or oral, providing for, or consummate, any Alternative Transaction (as defined below) or (B) provide or disclose any information to any other person, corporation, partnership, limited liability company or other entity (a “Person”) for the purpose of making, evaluating or determining whether to make or pursue any inquiry, offer or proposal with respect to any Alternative Transaction as defined below. Loral and Skynet agree that any such negotiations (other than with PSP) in progress as of the date of this Restated Letter Agreement will be terminated immediately upon execution hereof and shall not be resumed during the Exclusivity Period.
          (b) During the Exclusivity Period, each of Loral and Skynet shall immediately advise PSP of, and communicate to PSP, the fact that it, any of its affiliates or any of its or their respective Covered Persons has received any offer or proposal regarding an Alternative Transaction and the identity of the Person(s) making any such offer or proposal.
          “Alternative Transaction” means (i) any acquisition or sale by any Person, directly or indirectly, of any equity interests in Skynet or any of its subsidiaries, (ii) any merger, consolidation, business combination, sale of a material portion of the assets, recapitalization, liquidation or dissolution of or by or similar transaction involving Skynet or any of its subsidiaries or (iii) any other transaction the consummation of which could impede, interfere with, prevent or materially delay the Skynet Contribution.
     14. Regulatory Approvals. Each Investor agrees not to, and shall not permit any of its respective controlled affiliates to, take any action that would reasonably be expected to materially delay, materially impede or prevent receipt of any regulatory approvals required in connection with the transactions contemplated by the Purchase Agreement.
     15. Amendment. This Letter may be amended or modified, and the provisions hereof may be waived, only by an agreement in writing signed by each of the Investors.
     16. Indemnities. Each Investor (an “Indemnifying Investor”) hereby agrees to defend, indemnify and hold harmless the other Investor (an “Indemnified Investor”) from and against any damages sustained or suffered by such Indemnified Investor resulting from any failure by such Indemnifying Investor to perform its obligations, or any failure of its representations and warranties to be true and accurate, under this Restated Letter Agreement, the Guaranty or the Equity Commitment Letter. Without limiting the foregoing, in the event that (i) the Purchaser (x) has any indemnification obligations under the Purchase Agreement, (y) is otherwise required to pay damages to the Seller or the Corporation in the event of a breach of the Purchase Agreement by the Purchaser, or (z) has an obligation to pay the Break-Up Fee or (ii) the Investors have obligations under the Guaranty, and such obligations are owed or damages are payable due to (A) a breach by an Investor (such Investor, a “Breaching Investor”) of such Breaching Investor’s obligations under its Equity Commitment Letter or the Guaranty, or (B) a breach of a representation or warranty in the Purchase Agreement that is in respect of information or matters provided by, or with respect to, such Breaching Investor (including, without limitation, on the part of Loral any breach of the final sentence of Section 3.2(g) of the Purchase Agreement), then, as between the Investors, such Breaching Investor will be solely responsible for any such liability attributable to such a breach (including, to the extent applicable, payment in full of the Break-Up Fee) and shall indemnify the other Investor for any liability suffered by such other Investor. Except as set forth in the foregoing sentences of this Section 14, each Investor undertakes to the other Investor cross-indemnities and contribution obligations such that, in the event that either Investor has liability or obligations under such Investor’s Equity Commitment Letter or the Guaranty, if such Investor is Loral such Investor shall bear 64% of such liabilities and obligations, and if such Investor is PSP such Investor shall bear 36% of such liabilities and obligations.
     17. No Recourse. Notwithstanding anything that may be expressed or implied in this Restated Letter Agreement, each of the parties to this Restated Letter Agreement covenants, agrees and acknowledges that no recourse under this Restated Letter Agreement or any documents or instruments delivered in connection with this Restated Letter Agreement shall be had against any former, current or future directors, officers, agents, affiliates, general or limited partners, members, managers or stockholders of either Investor or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of either Investor or of any partner, member, manager or affiliate thereof, as such, for any obligation of either Investor under this Restated Letter Agreement or any documents or instruments delivered in connection with this Restated Letter Agreement for any claim based on, in respect of or by reason of such obligations or their creation.
     18. No Third Party Beneficiaries. This Restated Letter Agreement shall be binding on the parties hereto solely for the benefit of the parties hereto, and nothing set forth in this Agreement, express or implied, shall be construed to confer, directly or indirectly, upon or give to any person other than the parties hereto any benefits, rights or remedies under or by reason of, or any rights to enforce or cause such addressees to enforce, any provisions of this Restated Letter Agreement.
     19. Governing Law. This Restated Letter Agreement, and any disputes hereunder, shall be governed by and construed in accordance with the internal laws of the State of New York.
     20. Representations and Warranties. (a) Each Investor hereby represents and warrants to the other Investor that (a) it has the requisite power and authority to execute, deliver and perform this Restated Letter Agreement, (b) the execution, delivery and performance of this Restated Letter Agreement by it have been duly authorized by all necessary action on the part of such Investor and no additional proceedings are necessary to approve this Restated Letter Agreement, and (c) this Restated Letter Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof. Each Investor further represents and warrants to the other Investor that its execution, delivery and performance of this Restated Letter

Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract or agreement to which such Investor is a party or by which such Investor is bound; (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Investor or any of the properties or assets of such Investor; or (iii) result in the creation of, or impose any obligation on such person to create, any lien, charge or other encumbrance of any nature whatsoever upon such Investor’s properties or assets.
          (b) Loral hereby represents and warrants to PSP that the representations and warranties set forth in Sections D.1.a., D.1.b. and D.1.c .of the Guaranty are true and correct. This Section 20(b) will terminate upon the execution of the Contribution Agreement.
          (c) PSP hereby represents and warrants to Loral that the execution, delivery and performance of the Equity Commitment Letter will not: (i) constitute or result in (A) a breach or violation of, or a default under, the articles, by-laws or the comparable governing instruments of PSP or its respective Subsidiaries, (B) a breach or violation of, a default under, the triggering of any payment or other material obligation pursuant to, or the acceleration of (with or without the giving of notice or the lapse of time) any provision of any material Contract to which PSP is a party or (C) a breach or violation of any Law to which PSP or its Affiliates is subject, except in the case of each of the immediately preceding clauses (A), (B) and (C), violations, defaults, accelerations or changes that, alone or in the aggregate, would not reasonably be expected to prevent or materially delay or impair the consummation of the transactions contemplated by the Equity Commitment Letter.
     21. Assignments. Other than as provided herein, the rights and obligations of each Investor hereunder shall not be assigned without the prior consent of the other Investor; provided, however, that, to the extent permitted by the Equity Commitment Letter of an Investor, such Investor may assign its rights and obligations under this Restated Letter Agreement to assignees which are permitted under such Equity Commitment Letter, but no such assignment shall relieve any such assigning Investor from any of its obligations hereunder.
     22. Counterparts. This Restated Letter Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Restated Letter Agreement will become effective when each party to this Restated Letter Agreement will have received counterparts signed by all of the other parties.
     23. General. Nothing in this Restated Letter Agreement shall be deemed to constitute a partnership between any of the parties, nor constitute any part the agent of any other party for any purpose.
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Sincerely,

LORAL SPACE & COMMUNICATIONS INC.

By:	/s/ Michael B.Targoff

Name: Michael B. Targoff
Title: CEO and Vice Chairman of the Board

LORAL SKYNET CORPORATION

By:	/s/ Michael B. Targoff

Name: Michael B. Targoff
Title: CEO and Vice Chairman of the Board
ACKNOWLEDGED AND AGREED:
PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Derek Murphy

Name: Derek Murphy
Title: First Vice President, Private Equity

By:	/s/ John Valentini

Name: John Valentini
Title: First Vice President & Chief Financial Officer

4363205 CANADA INC.

By:	/s/ Richard P. Mastoloni

Name: Richard P. Mastoloni
Title: President

4363213 CANADA INC.

By:	/s/ Richard P. Mastoloni

Name: Richard P. Mastoloni
Title: President